April 4, 2006

Ms. April Sifford

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Altria Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 10, 2006
File No. 1-8940

Dear Ms. Sifford:

Below please find Altria Group, Inc.’s response to your comment letter, dated March 30, 2006.

Comment:

Form 10-K filed March 10, 2006

Controls and Procedures

1.	Expand this section in future filings to disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If there has been no change, please disclose that. Refer to Regulation S-K, Item 308(c).

Company Response:

The Company did not include such wording in its Form 10-K filing because there had been no changes in internal controls that materially affected internal controls over financial reporting for the quarter or year ended December 31, 2005. In future filings, the Company will disclose any changes in internal controls that materially affected, or are reasonably likely to materially affect internal controls over financial reporting or make a statement that there have been no changes in internal control that would materially affect, or would be reasonably likely to materially affect internal controls over financial reporting.

Altria Group, Inc. acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (917) 663-3955 with any questions or comments you may have.

Very truly yours,

/s/ Joseph A. Tiesi

Joseph A. Tiesi

Vice President and Controller

cc:	Sandy Eisen

cc:	Louis C. Camilleri, Chairman and Chief Executive Officer
Dinyar S. Devitre, Senior Vice President and Chief Financial Officer
Charles R. Wall, Senior Vice President and General Counsel
G. Penn Holsenbeck, Vice President, Associate General Counsel and Corporate Secretary
Alex G. Chatkewitz, Vice President and Assistant Controller